Filed pursuant to Rule 433

Dated June 30, 2016

Registration No. 333-211791

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated June 30, 2016 and Prospectus dated June 2, 2016)

$1,000,000,000 3.100% Senior Notes due 2021

Final Term Sheet

Issuer:	Lloyds Banking Group plc (“LBG”)
Expected Ratings*:	Baa1 / BBB+ / A+ (Moody’s (Stable), S&P (Stable), Fitch (Stable))
Status:	Senior, Unsecured
Format:	SEC Registered Global Notes – Fixed Rate
Principal Amount:	$1,000,000,000
Pricing Date:	June 30, 2016
Expected Settlement Date:	July 6, 2016 (T+3)
Maturity Date:	July 6, 2021 (5 years)
Coupon:	3.100%
Interest Payment Dates:	Semi-annually on January 6 and July 6, commencing January 6, 2017
Benchmark Treasury:	1.125% due June 30, 2021
Benchmark Treasury Price / Yield:	100-17 / 1.016%
Spread to Benchmark Treasury:	UST + 210 bps
Re-Offer Yield:	3.116%
Re-Offer Price:	99.926%
Underwriting Commission:	0.300%
Net Proceeds:	$996,260,000
Agreement with Respect to the Exercise of the U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, the holders and beneficial owners of the Senior Notes will be required to agree that by purchasing or acquiring the Senior Notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution

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authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of LBG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the Senior Notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to LBG or its affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, amended, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

ISIN:	US539439AK53
CUSIP:	539439AK5
Day Count Fraction:	30 / 360
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
Business Days:	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Business Day Convention:	Following, unadjusted
Expected Listing:	New York Stock Exchange
Joint Book-Running Managers:	Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Lloyds Securities Inc., Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Lloyds Banking Group plc and, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (800) 831-9146, HSBC Securities (USA) Inc. collect at (866) 811-8049, Lloyds Securities Inc. collect at (212) 930-5000 or Morgan Stanley & Co. LLC collect at (866) 718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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